Exhibit 99.1

Press Release dated December 18, 2023

Contact:	Trinity Biotech plc	Eric Ribner
	Des Fitzgerald	LifeSci Advisors, LLC
	+353-1-2769800	+1-646 -751-4363
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Management Changes

John Gillard Named Chief Executive Officer
Des Fitzgerald Named Interim Chief Financial Officer

DUBLIN, Ireland (December 18, 2023)…. Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced the promotion of John Gillard, our Chief Financial Officer, to President and Chief Executive Officer, effective immediately.

Des Fitzgerald, who has served as Director of Corporate Development of Trinity Biotech since October 2022, has been promoted to Interim Chief Financial Officer, succeeding Mr. Gillard in that role.

“I am very excited to lead Trinity Biotech, a company with a rich history of providing important and accessible healthcare solutions across the globe,” said John Gillard, on his appointment as Chief Executive Officer. “I intend to focus on leveraging my background in large scale global technology organisations to build on the company’s existing capabilities and to steer the business to attractive new technology horizons, while commercially optimising our existing portfolio of product areas.  As a team, Trinity’s commitment to innovation and providing access to modern valuable healthcare solutions internationally is our driving force as the company moves into its next phase.  I look forward to leading Trinity Biotech towards a future of growth and increased shareholder value.”

Mr. Gillard has served as Chief Financial Officer and board member of the company since November 2020.  He is an experienced international business executive, having held senior roles at Google, SSE plc and ION Investment Group.  Mr. Gillard is a Chartered Accountant having trained at PWC.

Mr. Fitzgerald – a Chartered Accountant - joined Trinity Biotech in 2022. Prior to that he was a Director at PWC Canada, specialising in the life sciences industry.

Mr. Gillard succeeds Aris Kekedjian, who is resigning as Chief Executive Officer and as a member of the Trinity Board of Directors effective 17 December 2023.  Mr. Kekedjian stated: "I appreciate my experience at Trinity Biotech and wish everyone at the company success into the future”.

About Trinity Biotech Plc

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Forward Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization, continued listing on the Nasdaq Stock Market and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.